SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)1

                      Harding Lawson Associates Group, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   412293-10-2
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 25, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 412293-10-2                  13D              Page 2 of 11 Pages
-----------------------------                        ---------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                              LIONHEART GROUP, INC.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF          7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   328,000
OWNED BY EACH
  REPORTING     ----------------------------------------------------------------
 PERSON WITH
                     8    SHARED VOTING POWER

                                -0-
                ----------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                                328,000
                ----------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      328,000
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                     / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      6.55%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*
                      IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 412293-10-2                  13D              Page 3 of 11 Pages
-----------------------------                        ---------------------------


================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            ACQUISITOR PLC
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                      WC, OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                    477,400(1)
OWNED BY EACH
  REPORTING     ----------------------------------------------------------------
 PERSON WITH
                     8     SHARED VOTING POWER

                                 -0-
                ----------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                                 477,400(1)
                ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      477,400(1)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      9.54%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*
                      CO
================================================================================

(1) Includes options to purchase 328,000 shares of Harding Lawson Associates Group, Inc. granted by Lionheart Group, Inc. to Acquisitor Plc under the terms and conditions of an Option Agreement dated February 25, 2000.

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CUSIP No. 412293-10-2                  13D              Page 4 of 11 Pages
-----------------------------                        ---------------------------



         The following constitutes Amendment No. 6 to the Schedule 13D jointly filed by Lionheart Group, Inc. ("Lionheart") and by Acquisitor plc ("Acquisitor"). The Schedule 13D, as amended, filed by Lionheart and is collectively referred to as "Schedule 13D". Except as specifically amended by this Amendment No. 6, the Schedule 13D remains in full force and effect.

Item 3 is amended to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 328,000 Shares of Common Stock acquired by Lionheart is $2,463,426 and came from the working capital of the investment funds and managed accounts for whose accounts such Shares were purchased. The purchase price of 149,400 Shares of Common Stock acquired by Acquisitor is $1,134,750 and came from its working capital. The aggregate purchase price of the options to purchase 328,000 Shares of Common Stock, if exercised, is $2,624,000 and will be paid with up to 405,000 new ordinary shares of Acquisitor as part of the terms of an Option Agreement by and between the Reporting Persons dated February 25, 2000.

Items 5(a) and (c) are amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 5,004,328 Shares outstanding, which is the total number of shares of Common Stock outstanding as of December 30, 1999 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1999.

                  As of the close of business on February 25, 2000, Lionheart beneficially owns 328,000 Shares of Common Stock, constituting approximately 6.55% of the Shares of Common Stock outstanding and Acquisitor beneficially owns 477,400 Shares of Common Stock constituting approximately 9.54% of the Shares of Common Stock outstanding.

                  (c) Schedule B annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.


Item 6 is amended to include the following:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Lionheart granted Acquisitor an option to purchase up to 328,000 Shares under the terms of an Option Agreement dated February 25, 2000. The Option Agreement is subject to certain conditions, including the approval of the shareholders of Acquisitor.

Item 7 is amended to include the following:

Item 7.  Materials to be Filed as Exhibits.

         The following documents are filed herewith:

Exhibit 2 Option Agreement dated as of February 25, 2000 by and between Lionheart Group, Inc. and Acquisitor plc.

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CUSIP No. 412293-10-2                  13D              Page 5 of 11 Pages
-----------------------------                        ---------------------------



                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 25, 2000                     LIONHEART GROUP, INC.


                                               By:/s/ C. Duncan Soukup
                                                  ------------------------
                                                   Name:  C. Duncan Sonkup
                                                   Title: President


                                               ACQUISITOR PLC



                                               By:/s/ C. Duncan Soukup
                                                  ------------------------
                                                   Name:  C. Duncan Soukup
                                                   Title: CEO

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CUSIP No. 412293-10-2                  13D              Page 6 of 11 Pages
-----------------------------                        ---------------------------



                                   SCHEDULE B

                           Transactions in the Shares
                             Within the Past 60 Days


                         Shares of Common
                               Stock              Price Per         Date of
    Purchaser/Seller     Purchased/(Sold)           Share        Purchase/Sale
    ----------------     ----------------           -----        -------------
    Lionheart                   3,500              $7.563           12/27/99
    Lionheart                  10,000              $7.500           12/31/99
    Lionheart                  30,000              $7.469           01/19/00
    Acquisitor                  6,400              $7.063           01/31/00
    Acquisitor                 15,000              $7.500           02/01/00
    Acquisitor                  1,000              $7.563           02/04/00
    Lionheart                (111,700)             $7.438           02/07/00
    Acquisitor                112,000              $7.500           02/07/00
    Acquisitor                 10,000              $8.063           02/14/00
    Acquisitor                  5,000              $8.063           02/22/00

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CUSIP No. 412293-10-2                  13D              Page 7 of 11 Pages
-----------------------------                        ---------------------------

                                    Exhibit 2

                                OPTION AGREEMENT

         OPTION AGREEMENT, made and entered into as of February 25, 2000 (the "Agreement"), by and between LIONHEART GROUP, INC., a company incorporated in the State of Delaware of the United States of America (the "State of Delaware") with principal offices at 230 Park Avenue, Suite 516, New York, New York 10169 (the "Grantor"), and ACQUISITOR PLC, a company incorporated in England and Wales of the United Kingdom with principal offices at Avery House, 52 Brook's Mews, London W1Y 1LE (the "Grantee").

         WHEREAS, Grantee has requested that Grantor agree, and Grantor has agreed, to grant Grantee the Option (as defined herein), on the terms set forth herein;

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein Grantor and Grantee agree as follows:

         1.  Grant & Exercise of Option.

                  (a) Subject to the terms and conditions set forth herein, Grantor hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 328,000 shares (as adjusted set forth herein) (the "Option Shares") of the common stock, $.01 par value per share, (the "Harding Common Stock") of Harding Lawson Associates Group, Inc., a Delaware corporation (the "Company") at a purchase price of $8.00 (as adjusted as set forth herein) per share (the "Purchase Price") free and clear of all liens, claims, charges and encumbrances of whatsoever kind and so that upon the Option Closing Date the Option Shares may be sold by the Grantee in the United States open market without further registration under the United States Securities Act of 1933, amended.

                  (b) Grantee may exercise the Option, in whole or in part, at any time and from time to time, until the Option shall terminate and be of no further force and effect after 31 December, 2000; provided, however, that all the conditions set forth in Section 2 of this Agreement shall be met before the Option can be completed.

Notwithstanding the termination of the Option, Grantee shall be entitled to exercise the Option if it has duly given notice of its intent to exercise the Option in accordance with the terms hereof prior to the termination of the Option and the termination of the Option shall not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

                  (c) In the event that Grantee wishes to exercise the Option, it shall send to Grantor a written notice (the "Exercise Notice", with a date being referred herein as the "Notice Date") to that effect which notice also specifies the total number of Harding Common Stock the Grantee will purchase pursuant to such exercise and a date not earlier than 5 business days nor later than 20 business days from the Notice Date for the closing of such purchase (the "Option Closing Date"); provided, however, that (i) if the closing of the purchase and sale pursuant to the Option (the "Option Closing") cannot be consummated by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated and (ii) without limiting the foregoing, if prior notification to or approval of any governmental entity is required in connection with such purchase or any other transaction contemplated hereby, Grantee and Grantor shall promptly file the required notice or application for approval and shall cooperate in the expeditious filing of such notice or application, and, in the case of any prior notification or approval required in connection with such purchase, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (A) any required notification period has expired or been terminated or (B) any required approval has been obtained, and in either event, any requisite waiting period has expired or been terminated and further provided that, in relation to (i)

-----------------------------                        ---------------------------
CUSIP No. 412293-10-2                  13D              Page 8 of 11 Pages
-----------------------------                        ---------------------------


and (ii) above, the Grantee has given further written notice to Grantor indicating its continued intention to acquire such of the Harding Common Stock as detailed in the Exercise Notice. The Option Closing shall be held on the Option Closing Date at 10:00 a.m. (Eastern Standard Time) at the offices of Olshan Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York, or such other time and place, or by such other mode of transmission as the parties hereto may agree upon.

         2. Condition. The obligations of the parties under this Agreement are subject to the satisfaction, on or prior to the Option Closing Date, of each of the following conditions:

                  (a) The Grantee's shareholders having passed the Resolution at the Extraordinary General Meeting ("EGM") of the Grantee proposed to be held on March 2000 on in connection with the Option as detailed in the circular to be dispatched to the Grantee's shareholders in connection with the Option. In the event that the Resolution is not passed at the EGM (or at any adjournment thereof) this Agreement shall ipso facto cease and determine and neither party shall be under any obligation to the other whatsoever;

                  (b) The Grantee complying with the requirements of section 103 of the UK Companies Act 1985 in respect of the valuation of the Option Shares prior to the allotment of the Acquisitor Ordinary Shares (as defined below);

                  (c) The Federal Reserve and/or Prime Broker "House" margin limits, under Reg. U of the Board of Governors and Section 7 of the Securities and Exchange Act of 1934, as amended, of Grantor will not be breached by the exercise of the Option;

                  (d) The shares of Harding Common Stock being now and at the Option Closing Date free and clear of all liens, claims, charges and encumbrances of any kind whatsoever and now and at the Option Closing Date may be sold by the Grantee in the United States open market without further registration under the United States Securities Act of 1933, as amended; and

                  (e) The matters referred to in Sections 3(a) and (b) of this Agreement being effected in accordance with the terms thereof and admission to trading on AIM of the Acquisitor Ordinary Shares occurring on the Option Closing Date.

         3.       Payment and Delivery of Certificates.

                  (a) Not less than five (5) business days prior to the Option Closing Date, Grantor shall instruct the Depository Trust Corporation to perform a book entry transfer of the ownership of the shares of Harding Common Stock into the name of Grantee and deliver an acknowledgement to Grantee of its entitlement to purchase the balance of the shares purchasable hereunder on the terms of this Agreement.

                  (b) Subject to the book transfer of the ownership of shares of Harding Common Stock into the name of the Grantee pursuant to Section 3(a)
above, Grantee shall use reasonable endeavours to procure admission of the relevant Acquisitor Ordinary Shares (as defined below) to trading on Alternative Investment Market of the London Stock Exchange as at the the Option Closing Date. The "Acquisitor Ordinary Shares" means Ordinary Shares of the Grantee equivalent to: (x) the Purchase Price multiplied by the number of Harding Common Stock being purchased pursuant to the exercise of the Option; divided by (y) $6.48 ((pound)4.05 @ (pound)1:$1.60). The Acquisitor Ordinary Shares subscribed upon each exercise of the Option shall be rounded up to the nearest 1,000 Acquisitor Ordinary Shares, with the Grantor paying for the rounded up portion in cash at $6.48 ((pound)4.05 @ (pound)1:$1.60) per Ordinary Share. As of the close of business on the Option Closing Date, the Grantor shall be treated for all purposes as the owner of the relevant Acquisitor Ordinary Shares purchased upon exercise of the Option.

                  (c) At the Option Closing Date, Grantee shall deliver the Acquisitor Ordinary Shares to the Grantor through the CREST system (that is the relevant system (as defined in the Uncertificated Securities Regulation 1995) in

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CUSIP No. 412293-10-2                  13D              Page 9 of 11 Pages
-----------------------------                        ---------------------------


respect of which CRESTCo Limited is the Operator (as defined in the Uncertificated Securities Regulation 1995) or if it is not reasonably practicable to deliver the Acquisitor Ordinary Shares to the Grantor through Crest then within 5 Business Days of the Option Closing Date the Grantee shall deliver to the Grantor a duly executed share certificate in respect of the Acquisitor Ordinary Shares.

         4. Representations and Warranties of Grantor. Grantor hereby represents and warrants to Grantee as follows:

                  (a) Due Authorization. Grantor has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Grantor and the consummation by Grantor of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantor. This Agreement has been duly executed and delivered by Grantor and constitutes a legal, valid and binding obligation of Grantor, enforceable against Grantor in accordance with its terms.

                  (b) No Conflicts. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of Grantor, (i) the certificate of incorporation or by-laws of Grantor,
(ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, or license applicable to Grantor or properties or assets, or (iii) any judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to Grantor or its properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses, or liens that individually or in the aggregate would not (x) have a material adverse effect on Grantor, (y) impair the ability of Grantor to perform its obligations under this Agreement or
(z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

                  (c) Registration and Listing. As of the date of this Agreement, the Option Shares are freely transferable without restriction under the US Securities Law and registered with the Securities and Exchange Commission and are listed on the National Market of the National Association of Securities Dealers Automated Quotation System.

         5. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Grantor that:

                  (a) Due Authorization. Grantee has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Grantee and the consummation by Grantee of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee and constitutes a legal, valid and binding obligation of Grantee, enforceable against Grantee in accordance with its terms.

                  (b) No Conflicts. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement hereby shall not, conflict with or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of Grantee under, (i) the articles of association or by-laws of Grantee,
(ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, or license applicable to Grantee or its respective properties or assets, or (iii) any judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to Grantee or its properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses, or liens that individually or in the aggregate would not (x) have a material adverse effect on Grantee, (y) impair the ability of Grantee to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

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CUSIP No. 412293-10-2                  13D              Page 10 of 11 Pages
-----------------------------                        ---------------------------


         6. Adjustment upon Changes in Capitalization, Etc. In the event of any change in the Harding Common Stock or Acquisitor Ordinary Shares by reason of a stock dividend, split-up, merger, recapitalization, combination, exchange of shares, or similar or other transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that Grantee and Grantor shall receive upon exercise of the Option the number and class of shares or other securities or property that Grantee and Grantor (as appropriate) would have received in respect of Harding Common Stock or Acquisitor Ordinary Shares (as appropriate) if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

         7. Loss or Mutilation. Upon receipt by Grantor of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Grantor shall execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Grantor, whether or not the Agreement so lost, stolen, destroyed, or mutilated shall at any time be enforceable by anyone.

         8.       Miscellaneous.

                  (a) Expenses. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereunder, including fees and expenses of its own accountants and counsel.

                  (b) Amendment. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties.

                  (c) GOVERNING LAW. THIS AGREEMENT SHALL BE DEEMED A CONTRACT MADE UNDER, AND FOR ALL PURPOSES SHALL BE CONSTRUED IN ACCORDANCE WITH, THE LAWS OF ENGLAND AND WALES.

                  (d) Severability. If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid by a court of competent jurisdiction, the remainder of the provision held invalid and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, shall not be affected.

                  (e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

                  (f) Headings. All Section headings are for convenience of reference only and are not part of this Agreement and no construction or reference shall be derived therefrom.

                  (g) Amendments. Any agreement on the part of a party to waive any provision of this Agreement, or to extend the time for performance, shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                  (h)  Entire  Agreement;  No  Third-Party  Beneficiaries.  This
Agreement (including the documents and instruments referred to therein) (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of such agreements and (ii) are not intended to confer upon any person other than the parties any rights or remedies.

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CUSIP No. 412293-10-2                  13D              Page 11 of 11 Pages
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                  (i)  Notices.  All notices and other  communications  given or made hereunder shall be in writing and delivered personally or mailed by registered or certified mail postage prepaid, return receipt requested (or if unavailable, first class mail postage prepaid) to the Grantor or the Grantee at his respective address set forth at the head of this Agreement, and, in each case, to such other address as any party shall have given to the other party by similar notice.

                  (j) Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Grantor without the prior written consent of Grantee, and Grantee may assign or delegate, in whole or in part, any of its rights hereunder. Any assignment or delegation in violation of the preceding sentence shall be void.

                  (k) Further Assurances. In the event of any exercise of the Option by Grantee, Grantor and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.


         IN WITNESS WHEREOF, Grantor and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.


                                             LIONHEART GROUP, INC.


                                             By:/s/ C. Duncan Soukup
                                                -------------------------------
                                                Name: C. Duncan Soukup
                                                Title: President


                                             ACQUISITOR PLC


                                             By:/s/ Luke Oliver Johnson
                                                --------------------------------
                                                Name:  Luke Oliver Johnson
                                                Title: Director